DEALER MANAGER AGREEMENT

February 29, 2008

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C.  V7B 1C3

Attention:	Richard Garneau
President and Chief Executive Officer

BMO Nesbitt Burns Inc. and Genuity Capital Markets (collectively, the “Dealer Managers”, “we” and other pronouns indicating the Dealer Managers) understand that Catalyst Paper Corporation (“Catalyst” or, the “Company”) intends to issue fully transferable and divisible rights (the “Rights”) to holders (“Shareholders”) of its common shares (“Common Shares”) of record as at the close of business on March 11, 2008 (the “Record Date”) to acquire subscription receipts of the Company (the “Subscription Receipts”), each Subscription Receipt being automatically convertible into one Common Share upon the closing of the Snowflake Acquisition (as defined below), to raise proceeds of $125,302,021 to be used to fund a portion of the purchase price of the Snowflake Acquisition.  Each Shareholder of record at the close of business on the Record Date will receive one Right for each Common Share held.  Every 1.285 Rights held will entitle the holder (provided that such holder is resident in an Eligible Jurisdiction, is an Exempt U.S. Institution or is an Approved Eligible Holder, each as defined in the Prospectus, and with respect to an Exempt U.S. Institution as more fully defined in Schedule “A” hereto) to acquire one Subscription Receipt (the “Basic Subscription Privilege”) at a Exercise Price of $0.75 per Subscription Receipt (the “Exercise Price”) on or prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on April 7, 2008 (the “Expiry Date”).

Holders who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for additional Subscription Receipts, if available, on a pro rata basis, prior to the Expiry Time on the Expiry Date at a price equal to the Exercise Price for each such additional Subscription Receipt.  The number of Subscription Receipts available for all additional subscriptions will be that number equal to the total number of Subscription Receipts not otherwise subscribed for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date.  Subscriptions for such additional Subscription Receipts will be received subject to allotment as described in the Prospectus (as defined below).

On February 19, 2008, the Company filed the Preliminary Prospectus in each of the Qualifying Jurisdictions (as defined below) in Canada.  We also understand that the Company will (i) prepare, with the full participation of the Dealer Managers, and file the Canadian Prospectus (as defined below) in each of the Canadian Qualifying Jurisdictions and all other documents necessary to qualify the distribution of the Securities in each of the Canadian Qualifying Jurisdictions; and (ii) prepare and file the U.S. Prospectus (as defined below) with the United States Securities and Exchange Commission (the “SEC”).

The agreement resulting from your acceptance of this letter (herein referred to as the “Agreement”) shall be subject to the following terms and conditions:

1.	Definitions.

In this Agreement, the following terms have the following meanings:

“affiliates” has the meaning ascribed thereto in the Canada Business Corporations Act, as amended;

“Basic Subscription Privilege” has the meaning set forth on the first page of this Agreement;

“Business Day” means any day, other than a Saturday or a Sunday upon which banks are open for business in the cities of Toronto and Vancouver;

“Canadian Prospectus” means the English and French language versions (unless the context indicates otherwise) of the (final) short form prospectus to be filed by the Company with the Provincial Securities Commissions, including the documents incorporated by reference therein, in connection with the distribution in the Canadian Qualifying Jurisdictions of the Securities;

“Canadian Prospectus Amendment” means the English and French language versions (unless the context indicates otherwise) of any amendment to the Canadian Prospectus;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Canadian Qualifying Jurisdictions and the rules, by-laws and policies of the TSX;

“Catalyst” or the “Company” has the meaning set forth on the first page of this Agreement;

“Closing Date” has the meaning ascribed to such term in the Standby Purchase Agreement;

“Common Shares” has the meaning set forth on the first page of this Agreement;

“Dealer Managers” has the meaning set forth on the first page of this Agreement;

“distribution” means “distribution” or “distribution to the public” which terms have the meanings attributed thereto under applicable Canadian Securities Laws;

“Exercise Price” has the meaning set forth on the first page of this Agreement;

“Expiry Date” has the meaning set forth on the first page of this Agreement;

“Expiry Time” has the meaning set forth on the first page of this Agreement;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Green Sheet” means the confidential information memorandum to be prepared by the Dealer Managers for internal use summarizing the Offering;

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

“Material Adverse Change” means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations, or results of operations of Catalyst and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to Catalyst and its subsidiaries, on a consolidated basis;

“material change”, “material fact” and “Misrepresentation” have the respective meanings ascribed thereto in section 1(1) of the Securities Act;

“Material Subsidiaries” means each of Elk Falls Pulp and Paper Limited, Catalyst Paper Finance Limited, Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Paper (USA) Inc., Catalyst Paper Holdings Inc., Pacifica Papers Sales Inc., Pacifica Poplars Ltd., Pacifica Poplars Inc., Pacifica Papers U.S. Inc. and the British Columbia general partnership Catalyst Paper;

“MRRS Decision Document” means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Canadian Prospectus have been issued by the Provincial Securities Commissions;

“Mutual Reliance Review System” means the mutual reliance review system provided for under National Policy 43-201 – Mutual Reliance Review System for Prospectuses of the Canadian Securities Administrators;

An “offer” of the Subscription Receipts includes, but is not limited to, a solicitation to exercise Rights;

“Offering” means the offering of Rights by the Company pursuant to the Prospectus;

“Oversubscription Agreement” means the oversubscription agreement dated February 10, 2008 between the Company and Third Avenue Trust, on behalf of Third Avenue International Value Fund;

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof;

“Preliminary Prospectus” means the preliminary short form prospectus filed by Catalyst on February 19, 2008 with the Provincial Securities Commissions in connection with the Offering and the distribution of the Securities, which includes the English and French language versions of the Preliminary Prospectus;

“Prospectus” means, collectively, the Canadian Prospectus, the U.S. Prospectus and any Prospectus Amendment including, in each case, where the context so permits, all documents incorporated by reference therein;

“Prospectus Amendment” means, collectively, any Canadian Prospectus Amendment and any U.S. Prospectus Amendment;

“Provincial Securities Commissions” means the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions in Canada;

“Public Documents” means (i) the annual information form for Catalyst dated February 9, 2007; (ii) management’s discussion and analysis for Catalyst for the year ended December 31, 2007, to be filed with the applicable securities regulatory authorities in Canada; (iii) the audited consolidated financial statements of Catalyst as at and for the year ended December 31, 2007, together with the auditors’ reports thereon; (iv) management proxy circular dated February 9, 2007 in connection with Catalyst’s March 28, 2007 annual and special meeting; (v) all material change reports filed by Catalyst since December 31, 2006; and (vi) any other document which is incorporated by reference in the Prospectus;

“Qualifying Jurisdictions” means each of the Provinces of Canada and the U.S. States of California, Colorado, Georgia, Hawaii, Indiana and New York and the District of Columbia;

“Record Date” has the meaning set forth on the first page of this Agreement;

“Registration Statement” has the meaning set forth in Section 5(c);

“Rights” has the meaning set forth on the first page of this Agreement;

“Rights Agency Agreement” means the rights agency and custodial agreement dated February 29, 2008 between CIBC Mellon Trust Company, in its capacity as agent, and the Company;

“Rights Agent” means CIBC Mellon Trust Company, as agent under the Rights Agency Agreement;

“Rules and Regulations” has the meaning set forth in Section 5(c);

“SEC” has the meaning set forth on the first page of this Agreement;

“Securities” means, collectively, the Rights, the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts and the Common Shares underlying the Subscription Receipts and the Standby Subscription Receipts;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“Shareholders” has the meaning set forth on the first page of this Agreement;

“Snowflake Acquisition” means the Company’s acquisition of certain newsprint assets located in Snowflake, Arizona and the issued and outstanding common shares of capital stock of The Apache Railway Company from Abitibi Consolidated Sales Corporation;

“Standby Purchase Agreement” means the standby purchase agreement dated February 10, 2008 among the Company and the Standby Purchasers;

“Standby Purchasers” means, collectively, BMO Nesbitt Burns Inc. and Genuity Capital Markets;

“Standby Subscription Receipts” means the Subscription Receipts to be purchased by the Standby Purchasers, pursuant to the Standby Purchase Agreement;

“Subscription Receipts” has the meaning set forth on the first page of this Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, any state of the United States, and the District of Columbia;

“U.S. Affiliates” has the meaning set forth in Section 2(c);

“U. S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Prospectus” has the meaning set forth in Section 5(c);

“U.S. Prospectus Amendment” means the English language version of any Canadian Prospectus Amendment filed with the SEC on Form F-10;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations thereunder and any applicable state blue sky laws.

2.	Activities of the Dealer Managers.

(a)	Each Dealer Manager shall, in Canada:

(i)
solicit the exercise of Rights only in those Qualifying Jurisdictions in Canada in which it is registered or exempt from registration, and  in connection therewith, will comply with all applicable Securities Laws; and

(ii)
not make any representations or statements concerning the Company or its business or operations or the Offering other than those statements contained in the Prospectus or any Prospectus Amendment or incorporated by reference into the Prospectus or any Prospectus Amendment (except such statements as have been superseded by the Prospectus or any Prospectus Amendment).

(b)	Each Dealer Manager shall, outside of Canada and the United States:

(i)	solicit the exercise of Rights only in those jurisdictions in which it is registered or exempt from registration, and in connection therewith, will comply with all applicable securities Laws; and

(ii)
not make any representations or statements concerning the Company or its business or operations or the Offering other than those statements contained in the Prospectus or any Prospectus Amendment or incorporated by reference into the Prospectus or any Prospectus Amendment (except such statements as have been superseded by the Prospectus or any Prospectus Amendment).

(c)	One or more of the affiliates of the Dealer Managers registered as broker dealers under the U.S. Exchange Act in the United States (“U.S. Affiliates”) will, in the United States:

(i)
solicit the exercise of Rights only (i) in the U.S. States of California, Colorado, Georgia, Hawaii, Indiana and New York and the District of Columbia, (ii) from Exempt U.S. Institutions, and (iii) from Approved Eligible Holders;

(ii)
solicit the exercise of Rights only in those jurisdictions in which the U.S. Affiliate is registered or exempt from registration and in connection therewith will comply with all applicable Securities Laws;

(iii)	solicit the exercise of Rights only through the use of the U.S. Prospectus, and no other written communications; and

(iv)
not make any representations or statements concerning the Company or its business or operations or the Offering other than those statements contained in the U.S. Prospectus or in any document incorporated by reference into the U.S. Prospectus or any Prospectus Amendment (except such statements as have been superseded by the U.S. Prospectus or any Prospectus Amendment).

(d)
Each Dealer Manager severally (and not jointly and severally) represents, solely with respect to itself and its U.S. Affiliates, that such Dealer Manager and its U.S. Affiliates are corporations or limited partnerships organized and existing under the laws of their jurisdiction of organization and are conducting their business in compliance with all applicable laws, rules and regulations of each jurisdiction in which their business is carried on.

3.	Dealer Manager Fee.

For the services provided hereunder, and conditional upon completion of the Offering, the Company shall pay each Dealer Manager an advisory fee equal to $1,000,000 (the “Dealer Manager Fee”), representing an aggregate advisory fee payable to the Dealer Managers of $2,000,000.  Each of the Dealer Managers acknowledges that up to $1,000,000 of the fees that Catalyst has paid or will pay to each Dealer Manager, in its capacity as a Standby Purchaser pursuant to the Standby Purchase Agreement (representing an aggregate of $2,000,000 of the fees to be paid by Catalyst to the Dealer Managers pursuant to the Standby Purchase Agreement) shall be credited against the Dealer Manager Fee payable to such Dealer Manager in satisfaction of the Dealer Manager Fee payable to such Dealer Manager under this Agreement.  In the event that the Dealer Manger Fee is not paid in full as a result of the credit of fees paid by Catalyst under the Standby Purchase Agreement by April 22, 2008, any unpaid portion of the Dealer Manager Fee shall be due and payable on such date.

4.	Costs and Expenses.

The Company will be responsible for all expenses related to the Offering, whether or not it is completed, including, without limitation, all fees and disbursements of its legal counsel, fees and disbursements of its accountants and auditors, all expenses of or incidental to the issue, sale or distribution of the Subscription Receipts, all expenses of qualifying the Offering under the Securities Laws, all expenses related to roadshows and marketing activities and any marketing documents or materials (including, without limitation, slide presentations and videos, if any), printing costs, mailing costs, translation fees and filing fees.  In addition, Catalyst shall reimburse the Dealer Managers for the reasonable fees and disbursements of legal counsel to each of the Dealer Managers and for other reasonable out-of-pocket expenses incurred by the Dealer Managers in connection with this Agreement.

5.	Filing of Prospectus and Due Diligence.

(a)
The Company agrees to allow the Dealer Managers and their advisors, prior to the filing of the Prospectus and up to the Expiry Time, to participate fully in the preparation of the Prospectus and such other documents as may be required under Securities Laws to qualify the distribution of the Securities in the Qualifying Jurisdictions.  The Company agrees to allow the Dealer Managers to conduct all due diligence which the Dealer Managers may reasonably require:

(i)	in order to fulfill the Dealer Managers’ obligations under Securities Laws as Dealer Managers;

(ii)
in order to enable the Dealer Managers to responsibly execute the certificate in the Prospectus required to be executed by the Dealer Managers, at any time up to the completion of the distribution of the Securities; and

(iii)	in connection with the Snowflake Acquisition.

(b)
The Company shall file the Canadian Prospectus and all other documents required under Canadian Securities Laws and the Mutual Reliance Review System with the Provincial Securities Commissions having designated the British Columbia Securities Commission as the principal regulator, obtain an MRRS Decision Document for the Canadian Prospectus from the British Columbia Securities Commission or otherwise obtain a receipt for the Canadian Prospectus from each of the Provincial Securities Commissions and otherwise fulfill all legal requirements to enable the Rights to be distributed to Shareholders, and to enable the Subscription Receipts issuable upon exercise of the Rights and the Common Shares issuable upon deemed exercise of Subscription Receipts to be distributed to holders of Rights and holders of the Subscription Receipts, respectively, in each of the Canadian Qualifying Jurisdictions.

(c)
Subject to and in accordance with the terms hereof, the Company agrees that it will prepare and, as soon as practicable following the filing of the Canadian Prospectus with the Securities Commissions, file with the SEC an amendment to the registration statement filed with the SEC under the United States Securities Act of 1933 and the rules and regulations of the SEC (the “Rules and Regulations”) in connection with the filing of the Preliminary Prospectus, such amendment to include a related prospectus (which consists of the Canadian Prospectus) (the “U.S. Prospectus”).  The Company will use its reasonable commercial efforts to cause the registration statement, as so amended, to become effective as soon as possible following the issue of the receipt (or analogous decision document) by the Provincial Securities Commissions for the Canadian Prospectus.  Such registration statement, as amended, including any exhibits and all documents incorporated therein by reference, as of the time it became effective, is referred to herein as the “Registration Statement”.

(d)
During the period from the date of filing the Prospectus and until the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to section 4.4 of the Standby Purchase Agreement) and 90 days after the Closing Date, the Company shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to re-qualify, to the extent applicable, the distribution of the Rights to Shareholders, the distribution of the Subscription Receipts issuable upon exercise of the Rights to holders of Rights, the distribution of the Common Shares to holders of Subscription Receipts upon the deemed exercise of the Subscription Receipts, including, for certainty, the resale of Subscription Receipts and underlying Common Shares by the Standby Purchasers, in each of the Canadian Qualifying Jurisdictions.

6.	Delivery of Prospectus and Related Documents.

(a)	The Company shall deliver or cause to be delivered to the Dealer Managers and the Dealer Managers’ counsel the documents set out below at the respective times indicated:

(i)	on the date hereof, or as soon as possible thereafter, the Canadian Prospectus, signed as required by Securities Laws, and the U.S. Prospectus;

(ii)
as soon as they are available, copies of the English and French language versions of any Canadian Prospectus Amendment, signed as required by Securities Laws, and copies of any U.S. Prospectus Amendment required to be filed under any Securities Laws;

(iii)	at the time of delivery of the French language version of the Canadian Prospectus to the Dealer Managers pursuant to this Section 6(a):

(A)
opinions addressed to the Dealer Managers, Catalyst, each of the Dealer Managers’ counsel and Catalyst’s counsel, in form and substance satisfactory to the Dealer Managers, acting reasonably, dated in the case of each of the Canadian Prospectus and any Canadian Prospectus Amendment, as of the respective date of filing thereof (or such other date as mutually agreed to by Catalyst and the Dealer Managers), to the effect that the French language version of the Canadian Prospectus or any Canadian Prospectus Amendment, as the case may be, including all documents incorporated by reference, including all financial information, is in all material respects a complete and accurate translation of the English language version thereof, and

(B)
an opinion of Quebec counsel, dated in the case of each of the Canadian Prospectus and any Canadian Prospectus Amendment, as of the respective date of filing thereof (or such other date as mutually agreed to by Catalyst and the Dealer Managers), and acceptable in form and substance to each of the Dealer Managers’ counsel, acting reasonably, as to compliance of the Canadian Prospectus and any Canadian Prospectus Amendment, if applicable, with the laws of the Province of Quebec relating to the use of the French language; and

(iv)
at the time of delivery of the Canadian Prospectus and the U.S. Prospectus to the Dealer Managers pursuant to this Section 6(a), a long-form “comfort letter” from the external auditors to Catalyst dated as of the date of the Canadian Prospectus (with the requisite procedures to be completed by the auditors within two Business Days of the date of the Canadian Prospectus) addressed to the Dealer Managers, in customary form and satisfactory in form and substance to the Dealer Managers, acting reasonably, with respect to, inter alia, the financial and accounting data (both audited and unaudited) contained in or incorporated by reference in the Canadian Prospectus and the U.S. Prospectus;

(b)	The delivery to the Dealer Managers of the Canadian Prospectus and the U.S. Prospectus shall constitute a representation and warranty to the Dealer Managers by the Company that:

(i)	on or prior to the Record Date, the Rights will be duly and validly created, and on or prior to the Expiry Date the Subscription Receipts will be duly and validly created;

(ii)
the Canadian Prospectus and the U.S. Prospectus (except any information and statements contained therein relating solely to the Dealer Managers which have been provided by the Dealer Managers) constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries and the Securities;

(iii)
the Canadian Prospectus and the U.S. Prospectus (except any information and statements contained therein relating solely to the Dealer Managers which have been provided by the Dealer Managers) do not contain a Misrepresentation; and

(iv)	the Canadian Prospectus and the U.S. Prospectus comply, in all material respects, with applicable Securities Laws.

Such delivery shall also constitute the consent of the Company to the use of (A) the Canadian Prospectus by the Dealer Managers in connection with the distribution of the Rights, the Subscription Receipts issuable on the exercise of Rights, the Common Shares issuable upon the deemed exercise of the Subscription Receipts, the Standby Subscription Receipts and the Common Shares issuable upon the deemed exercise of the Standby Subscription Receipts as well as the resale of the Standby Subscription Receipts and the Common Shares by the Standby Purchasers following issuance to the Standby Purchasers in the Canadian Qualifying Jurisdictions, and (B) the U.S. Prospectus by the Dealer Managers (or in the case of distributions in the United States, the U.S. Affiliates of the Dealer Managers) in connection with the distribution of the Rights, the Subscription Receipts issuable on the exercise of Rights, the Common Shares issuable upon the deemed exercise of the Subscription Receipts, the Standby Subscription Receipts and the Common Shares issuable upon the deemed exercise of the Standby Subscription Receipts as well as the resale of the Standby Subscription Receipts and the Common Shares by the Standby Purchasers following issuance to the Standby Purchasers in the Qualifying Jurisdictions in the United States and to Exempt U.S. Institutions.

(c)	The Company acknowledges and agrees that it will:

(i)
take or cause to be taken all steps and proceedings, including receiving acceptance for the filing of the Canadian Prospectus, that may be required under the rules of the TSX so that the Rights are listed and posted for trading on the TSX on or about March 7, 2008, being the second trading day preceding the Record Date, and the Subscription Receipts issuable upon the exercise of such Rights, the Common Shares issuable upon the deemed exercise of such Subscription Receipts, the Standby Subscription Receipts and the Common Shares issuable upon the deemed exercise of the Standby Subscription Receipts will be conditionally approved for listing by the TSX no later than the Closing Date, subject in each case to satisfaction of normal post-closing filing requirements; and

(ii)	cause the distribution of the Securities to be effected in the manner described in the Prospectus.

7.	Commercial Copies of Prospectus.

(a)
The Company shall cause commercial copies of the Canadian Prospectus in the English and French languages, the U.S. Prospectus and the Green Sheet to be delivered to the Dealer Managers without charge, in such numbers and in such cities as the Dealer Managers shall reasonably request.  Such delivery shall be effected as soon as possible, and, in any event, with respect to the Canadian Prospectus on or before a date two Business Days after receipt of an MRRS Decision Document issued by the British Columbia Securities Commission, in its capacity as principal regulator, pursuant to National Policy 43-201 — Mutual Reliance Review System for Prospectuses evidencing that a receipt has been issued by each of the Provincial Securities Commissions for the Canadian Prospectus and with respect to the U.S. Prospectus, within two Business Days of the Registration Statement becoming effective.

(b)
The Company shall from time to time deliver to the Dealer Managers as soon as practicable, at the offices in such Canadian and U.S. cities designated by the Dealer Managers, the number of commercial copies of any Canadian Prospectus Amendment and U.S. Prospectus Amendment which the Dealer Managers may from time to time reasonably request.

(c)
The Company hereby authorizes the Dealer Managers to use the Prospectuses and any other offering documents in connection with the Offering and the Dealer Managers’ activities hereunder.  In addition, the Company will instruct the Rights Agent to provide the Dealer Managers’ designated employees on a daily basis with such information as the Dealer Managers may reasonably request as to the Rights deposited and the names of the holders of such deposited Rights.  The fees of the Rights Agent will be for the Company’s account.

8.	Mailing of Materials.

The Company will effect and complete the mailing of commercial copies of the Canadian Prospectus and the U.S. Prospectus, as applicable, to each of the registered holders of the Common Shares in the Qualifying Jurisdictions as soon as practicable following the Record Date and to the beneficial holders of Common Shares in the manner contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer as soon as practicable following the Record Date.

9.	Material Changes.

(a)
During the period from the date of this Agreement until the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to section 4.4 of the Standby Purchase Agreement) and 90 days after the Closing Date, the Company shall promptly notify the Dealer Managers in writing, with full particulars, of:

(i)
any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Catalyst and its subsidiaries on a consolidated basis;

(ii)	any material fact that has arisen or been discovered and that would be required to be disclosed in the Prospectus if filed on such date; or

(iii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus, including all documents incorporated by reference, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a Misrepresentation in the Prospectus or which would result in the Prospectus not complying (to the extent that such compliance is required) with any applicable Securities Laws.

Catalyst shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Dealer Managers, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change.  However, Catalyst shall not file any Prospectus Amendment or other document without first obtaining approval from the Dealer Managers, after consultation with the Dealer Managers with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed.

(b)
The Company shall in good faith discuss with the Dealer Managers any fact, change, event or circumstance (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need be given to the Dealer Managers pursuant to Section 9(a) and, in any event, prior to making any filing referred to in Section 9(c).

(c)
For certainty, the Company shall promptly comply with all applicable filing and other requirements, if any, under applicable Securities Laws arising as a result of any fact, change, event or circumstance referred to in Section 9(a) and 9(b) above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Prospectus Amendment as may be required under applicable Securities Laws, provided that the Company shall allow the Dealer Managers and their counsel to participate fully in the preparation of any Prospectus Amendment and to conduct all due diligence investigations which the Dealer Managers may reasonably require in order to fulfill their respective obligations as Dealer Managers and in order to enable the Dealer Managers responsibly to execute the certificate required to be executed by it in any Canadian Prospectus Amendment (which investigations may include, among other things, the holding of a due diligence meeting with officers and directors of the Company), which may be conducted after the issuance of the final MRRS Decision Document and up to the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to section 4.4 of the Standby Purchase Agreement) and 90 days after the Closing Date, and the Dealer Managers shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Company shall further promptly deliver to the Dealer Managers and the Dealer Managers’ counsel a copy of each Canadian Prospectus Amendment in the English and French languages, signed as required by applicable Securities Laws, and each U.S. Prospectus Amendment, as well as opinions and letters with respect to each such Prospectus Amendment substantially similar to those referred to in Sections 6(a)(iii) and 6(a)(iv) above.

(d)
The delivery to the Dealer Managers of each Prospectus Amendment shall constitute a representation and warranty to the Dealer Managers by the Company, with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment and by each Prospectus Amendment previously delivered to the Dealer Managers as aforesaid, to the same effect as set forth in Section 6(b) above.  Such delivery shall also constitute the consent of the Company to the use of (A) the Canadian Prospectus, as amended, by the Dealer Managers in connection with the distribution of the Rights, the Subscription Receipts issuable on the exercise of Rights, the Common Shares issuable upon the deemed exercise of the Subscription Receipts, the Standby Subscription Receipts and the Common Shares issuable upon the deemed exercise of the Standby Subscription Receipts as well as the resale of the Standby Subscription Receipts and the Common Shares by the Standby Purchasers following issuance to the Standby Purchasers in the Qualifying Jurisdictions in Canada and other jurisdictions outside of the United States as permitted in accordance with Section 2(b); and (B) the U.S. Prospectus, as amended, by the U.S. Affiliates in connection with the distribution of the Rights, the Subscription Receipts issuable on the exercise of Rights, the Common Shares issuable upon the deemed exercise of the Subscription Receipts, the Standby Subscription Receipts and the Common Shares issuable upon the deemed exercise of the Standby Subscription Receipts as well as the resale of the Standby Subscription Receipts and the Common Shares by the Standby Purchasers following issuance to the Standby Purchasers in the United States.

(e)
During the period commencing on the date of this Agreement and ending on the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to section 4.4 of the Standby Purchase Agreement) and 90 days after the Closing Date, the Company will promptly inform the Dealer Managers of the full particulars of:

(i)	any request of any Provincial Securities Commission for any amendment to the Prospectus or for any additional information;

(ii)
the issuance by any Provincial Securities Commission or by any other competent authority of any order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose; or

(iii)
the receipt by the Company of any communication from any Provincial Securities Commission, the SEC, the TSX, or any other competent authority relating to the Prospectus or the distribution of the Rights and the Subscription Receipts issuable upon exercise of the Rights.

(f)
During the period commencing on the date of this Agreement and ending on the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to section 4.4 of the Standby Purchase Agreement) and 90 days after the Closing Date, the Company, insofar as it is reasonably able to do so, will allow the Dealer Managers and the Dealer Managers’ counsel to review any press releases and financial statements to be issued by the Company prior to their filing or issuance.

(g)
During the period commencing on the date hereof and ending on the Closing Date, the Company shall give notice to the Dealer Managers of any amendment proposed to be made to the Standby Purchase Agreement or the Rights Agency Agreement.

10.	Representations and Warranties of Catalyst.

Catalyst represents and warrants to the Dealer Managers that:

(a)
Catalyst has been duly continued and is validly existing and in good standing under the Laws of Canada and each of the Material Subsidiaries is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)
Catalyst and the Material Subsidiaries are duly qualified to own their properties and assets and to carry on their business as presently conducted, are in good standing in each jurisdiction in which the conduct of their business or the ownership, leasing or operation of their business, properties and assets require such qualification, except to the extent that the failure to be so qualified or have such good standing would not have a material adverse effect on Catalyst and its subsidiaries on a consolidated basis, and each has all requisite power and authority to carry on its business and to own, lease and operate its properties.

(c)
Catalyst and each of the Material Subsidiaries is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its properties and assets to be owned, leased and operated except to the extent that non-compliance with any such Laws, or failure to hold any such licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, would not have a material adverse effect upon Catalyst and its subsidiaries on a consolidated basis.

(d)
The authorized capital of Catalyst consists of an unlimited number of Common Shares and 100,000,000 preferred shares.  As of the date hereof, 214,684,129 Common Shares and no preferred shares are issued and outstanding.

(e)	Catalyst has all requisite power and authority to carry out its obligations under this Agreement, the Oversubscription Agreement, the Standby Purchase Agreement and the Rights Agency Agreement.

(f)	Catalyst beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of each of the Material Subsidiaries.

(g)
All issued and outstanding Common Shares of Catalyst have been duly authorized and validly issued, and are fully paid and non-assessable Common Shares in the capital of Catalyst.  When issued and delivered to the respective purchaser and paid for by the respective purchaser in accordance with the terms and conditions of the Offering and/or the terms and conditions of the Standby Purchase Agreement, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for any restrictions on resale or transfer imposed by applicable Laws.  The issuance of the Securities will not be subject to any pre-emptive or similar rights except those arising by virtue of the Offering and the Standby Purchase Agreement.

(h)
Except as described in this Section 10(h) and other than in connection with the Offering or to the Standby Purchasers under the Standby Purchase Agreement, no person, firm or corporation has any agreement, option, right or privilege (whether by law, pre-emptive, contractual or otherwise) with or against Catalyst for the purchase, subscription or issuance of any shares or other securities of Catalyst, other than pursuant to outstanding options granted under Catalyst’s stock option plan to acquire an aggregate of 4,094,024 Common Shares and outstanding restricted share units granted under Catalyst’s restricted share unit plan to acquire an aggregate of 1,686,307 Common Shares.

(i)
The execution, delivery and performance by Catalyst of this Agreement, the Oversubscription Agreement, the Standby Purchase Agreement and the Rights Agency Agreement, the issuance of the Securities and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on Catalyst’s part and do not and will not result in a breach by Catalyst or any of its Material Subsidiaries of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach by Catalyst of and do not and will not conflict with or constitute a default under:

(i)
the constating documents or by-laws of Catalyst or any of the Material Subsidiaries, any of the terms, conditions or provisions of the resolutions of the board of directors (or any committee thereof) or shareholders of Catalyst or any of the terms, conditions or provisions of any material contract, material indenture, mortgage, note, joint venture or partnership arrangement, agreement (written or oral), instrument or lease to which Catalyst or any of its Material Subsidiaries is party or by which Catalyst or any of its Material Subsidiaries is bound; or

(ii)
any Law or any judgment or decree of any other governmental body, agency or court having jurisdiction over Catalyst or any of its Material Subsidiaries or any material license or permit required to enable Catalyst or any of its Material Subsidiaries to own its assets or carry on its business as described in the Prospectus, excluding breaches, conflicts or defaults that would not, individually or in the aggregate, have a material adverse effect on Catalyst and its subsidiaries on a consolidated basis or have a material adverse effect on the Offering or on the other transactions contemplated hereby.

(j)	In respect of the proposed Snowflake Acquisition:

(i)	the Dealer Managers have been provided access to all material documents and due diligence materials in the possession of Catalyst which relate to the Snowflake Acquisition; and

(ii)
the completion of the Snowflake Acquisition will not result in a breach of the by-laws, the constating documents or any material agreement to which Catalyst or any of the Material Subsidiaries is a party.

(k)
Each of this Agreement, the Oversubscription Agreement, the Standby Purchase Agreement and the Rights Agency Agreement have been duly executed and delivered by Catalyst and each such agreement constitutes a legal, valid and binding obligation of Catalyst, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(l)
Catalyst is a reporting issuer, or holds equivalent status, under the Securities Laws of each of the Canadian Qualifying Jurisdictions and is in compliance with its obligations under section 85 of the Securities Act and under sections 144 and 145 of the rules thereunder and under similar provisions in the Securities Laws of the other Canadian Qualifying Jurisdictions.

(m)	Catalyst is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of National Instrument 44-101 — Short Form Prospectus Distributions.

(n)
Each of the consolidated financial statements of Catalyst contained in the Public Documents, including each Public Document filed after the date hereof until the Closing Date, (i) complies or, when filed, will comply as to form in all material respects with the Securities Laws; (ii) has been or, when filed, will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws); and (iii) fairly presents, or when filed will fairly present, in all material respects, the consolidated financial position of Catalyst and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit footnotes which are not required in unaudited financial statements and are subject to normal year end adjustments.

(o)
The Public Documents were, at their respective time of issue, filing or publication, true and correct in all material respects, contained no Misrepresentations and were prepared in accordance with and complied with the Securities Laws applicable to each such document.

(p)
Except as publicly disclosed by Catalyst, none of the directors or officers of Catalyst or any associate or affiliate of the foregoing has any interest, direct or indirect, in any material transaction or any proposed material transaction with Catalyst which, as the case may be, materially affects, is material to or will materially affect Catalyst.

(q)
There is no action, suit, proceeding or investigation pending or, to the knowledge of the officers of Catalyst, threatened against or affecting Catalyst or any of its subsidiaries or any of the properties or assets of Catalyst or of any of its subsidiaries or before any Governmental Entity, which could in any way reasonably be expected to result in a Material Adverse Change or which questions the validity of the sale of the Securities in accordance with this Agreement, or any other action taken or to be taken by Catalyst pursuant to or in connection with this Agreement, the Oversubscription Agreement, the Standby Purchase Agreement or the Rights Agency Agreement.

(r)
No consent, approval, order or authorization of, or declaration with any Governmental Entity or any third party is required by or with respect to Catalyst or any of its affiliates in connection with the execution and delivery of this Agreement, the issuance of the Rights and the Subscription Receipts contemplated in this Agreement, the Oversubscription Agreement, the Standby Purchase Agreement or the Rights Agency Agreement, the completion of the Offering or the consummation of the transactions by Catalyst contemplated hereby, other than the consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions or the SEC.

(s)
At the time of its filing and as at the Closing Date, the Prospectus will comply, in all material respects, with the requirements of the Securities Laws in the Qualifying Jurisdictions, and will comply with the requirements of the Securities Act; and at the time of its filing and as at the Closing Date, the information and statements contained therein, together with the documents incorporated by reference, will be true and correct in all material respects, contain no Misrepresentations and will constitute full, true and plain disclosure of all material facts relating to the Securities; provided that the foregoing shall not apply to any information or statements contained in the Prospectus relating to the Dealer Managers which the Dealer Managers have approved in writing for inclusion in such Prospectus.

(t)
At the time of its filing and as of the Closing Date, the Registration Statement and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, in all material respects, with the applicable provisions of the United States Securities Act of 1933 and the Rules and Regulations, and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto and as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto relating to the Dealer Managers which the Dealer Managers have approved in writing for inclusion therein.

(u)	At the Closing Date and subject to the completion of the filings and other matters contemplated herein, the distribution of the Securities by Catalyst will comply with applicable Securities Laws.

(v)
Catalyst is not in violation in any material respect of any of the rules and policies of the TSX, including the applicable listing requirements of the TSX, and its Common Shares are currently listed thereon.

(w)	There has been no Material Adverse Change since December 31, 2007.

(x)	CIBC Mellon Trust Company has been duly appointed as the rights agent for the Rights and the subscription receipt agent for the Subscription Receipts.

(y)
Other than the Dealer Managers and CIBC Mellon Trust Company pursuant to its appointments referred to in Section 10(x), there is no Person acting or purporting to act at the request of the Company, who is entitled to any solicitation, advisory, agency or like fee in connection with the transactions contemplated herein.

11.	Indemnification.

The Company agrees to indemnify the Dealer Managers and certain other parties in accordance with Schedule “B” attached hereto, which Schedule forms part of this Agreement and the consideration for which is the entering into of this Agreement.  Such indemnity (the “Indemnity”) shall be in addition to, and not in substitution for, any liability which the Company or any other party may have to the Dealer Managers or to the other parties under such Indemnity.  The obligations of Catalyst under this Section 11 and the Indemnity shall survive completion of the Offering and the termination of this Agreement.

12.	Closing Deliveries.

On or before the Closing Date, the Company will deliver to the Dealer Managers the following:

(a)
copies of directors’ and officers’ questionnaires (in the form attached as Exhibit A to the Standby Purchase Agreement) completed and executed by each of the officers and each of the directors of Catalyst prior to the filing of the Canadian Prospectus, the contents of which shall not disclose, in the reasonable judgment of the Dealer Managers, the existence of an undisclosed material fact pursuant to Section 9;

(b)	a legal opinion dated as of the Closing Date from Canadian counsel to Catalyst in the form attached as Exhibit B to the Standby Purchase Agreement;

(c)	a legal opinion dated as of the Closing Date from U.S. counsel to Catalyst in the form attached as Exhibit C to the Standby Purchase Agreement;

(d)
a certificate or certificates dated the Closing Date and signed on behalf of Catalyst by the Chief Executive Officer and the Chief Financial Officer of Catalyst or such other officers of Catalyst acceptable to the Dealer Managers, acting reasonably, addressed to the Dealer Managers certifying for and on behalf of Catalyst (and without personal liability) after having made due enquiry and after having carefully examined the Prospectus, including all documents incorporated by reference that:

(i)
since the respective dates as of which information is given in the Prospectus as amended by any Prospectus Amendment (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Catalyst and its subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of Catalyst or its subsidiaries which is material to Catalyst and its subsidiaries on a consolidated basis, other than as disclosed in the Prospectus or any Prospectus Amendment, as the case may be;

(ii)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of Catalyst has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any regulatory authority;

(iii)	Catalyst has duly complied with the terms, conditions and covenants of this Agreement on its part to be complied with up until the Closing Time; and

(iv)
the representations and warranties of Catalyst contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement;

(e)
a bringdown letter from the external auditors of the Company dated the Closing Date updating the comfort letter referred to in Section 6(a)(iv) above to the Closing Time, such letter to be in form and substance satisfactory to the Dealer Managers and their counsel, provided that such letter shall be based on a review by the auditors having a “cut-off date” no earlier than two Business Days prior to the Closing Date; and

(f)	evidence as to compliance by the Company with all conditions precedent to the issuance of the Subscription Receipts.

13.	Termination.

(a)
In addition to any other remedies which may be available to the Dealer Managers, and subject to Section 13(c), each Dealer Manager shall be severally (and not jointly and severally) entitled, at its option, to terminate and cancel its obligations under this Agreement, without any liability on its part, if prior to the Expiry Time:

(i)
such Dealer Manager is not satisfied, in its sole and reasonable discretion, with its ongoing due diligence review investigations respecting the business and operations of the Company, including in respect of the Snowflake Acquisition;

(ii)
there is, in the sole and reasonable opinion of such Dealer Manager, a material change or a change in any material fact or any new material fact shall arise which results in or could reasonably be expected to result in a Material Adverse Change;

(iii)
any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to Catalyst or any of its subsidiaries, or in relation to any of the directors or officers of Catalyst or any of its subsidiaries, any of which suspends or ceases trading in the Rights, Subscription Receipts or Common Shares for a period greater than one Business Day or operates to prevent or restrict the lawful distribution of the Securities;

(iv)
if any order is issued by a Governmental Entity pursuant to applicable Laws, or if there is any change of Law, either of which suspends or ceases trading in the Rights, Subscription Receipts or Common Shares for a period greater than one Business Day or operates to prevent or restrict the lawful distribution of the Securities;

(v)
there should develop or occur or come into effect, any catastrophe of national or international consequence or, any Law or other occurrence of any nature whatsoever which, in the reasonable opinion of the Dealer Managers, seriously adversely affects, or will seriously adversely affect, the financial markets in Canada;

(vi)	the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company, in this Agreement becomes or is false; or

(vii)
approvals by the board of directors of the Company have not been obtained or the Company has not obtained all necessary approvals of the Provincial Securities Commissions, including without limitation, a receipt for the Canadian Prospectus from all such authorities, and other approvals where required.

Each Dealer Manager may exercise any or all of the rights provided for in this Section 13(a) notwithstanding any material change, change, event or state of facts and such Dealer Manager shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to this Section 13(a) if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.  In the event a Dealer Manager terminates this Agreement, the Company shall, forthwith following such termination, either (i) terminate the Offering and withdraw the Prospectus; or (ii) file a Prospectus Amendment, amending the Prospectus to the reasonable satisfaction of such Dealer Manager to remove reference to such Dealer Manager, remove the certificate of such Dealer Manager and to disclose the termination of this Agreement.

(b)	In addition to any other remedies which may be available to the Company, subject to Section 13(c), and provided that the Company has:

(i)	terminated the Offering and withdrawn the Prospectus; or

(ii)
filed a Prospectus Amendment, amending the Prospectus to the reasonable satisfaction of the Dealer Managers to remove reference to the Dealer Managers, remove the certificate of the Dealer Managers and to disclose the termination of this Agreement, the Company shall be entitled, at its option, to terminate and cancel this Agreement, without any liability on its part.

(c)
Any termination by the Dealer Managers or by the Company shall be effected by giving written notice to the other parties to this Agreement at any time prior to the Expiry Time on the Expiry Date.  In the event of a proper termination by the Dealer Managers pursuant to Section 13(a) or by the Company pursuant to Section 13(b), there shall be no further liability on the part of any Dealer Manager or of the Company to the Dealer Managers except in respect of the payment of such of the costs and expenses referred to in Section 4 hereof payable by the Company as shall previously have been incurred, the obligation of the Company to pay the Dealer Manager Fee in accordance with Section 3 in the event that the Offering is completed (which obligation shall, for greater certainty, not be affected by the termination pursuant to this Section 13) and any liability of the Company to the Dealer Managers which may have arisen or may thereafter arise under the Indemnity.

14.	Conditions.

All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Dealer Managers shall entitle each of the Dealer Managers to terminate its respective obligations under this Agreement by notice in writing to that effect given to the Company at or prior to the Expiry Time.  The Dealer Managers may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Dealer Managers any such waiver or extension must be in writing.

15.	Advertisements or Announcements.

The Dealer Managers shall, prior to circulation or distribution, give the Company reasonable opportunity to comment on the form and content of any publication or recommendation circulated or distributed publicly by the Dealer Managers in connection with solicitation of the exercise of the Rights and the subscription for the Subscription Receipts.  If the solicitation of the exercise of the Rights and the subscription for the Subscription Receipts is successfully completed, and provided the Dealer Managers are not in breach of any material provision hereof, the Dealer Managers shall be permitted to publish, at their own expense, after giving the Company a reasonable prior opportunity to comment on the form and content thereof, such advertisements or announcements relating to the services provided for hereunder in such newspaper or other publications as the Dealer Managers consider appropriate.

16.	Other Matters.

Unless otherwise indicated, all financial references in this Agreement are to Canadian dollars.  Headings used herein are for ease of reference only and shall not affect the interpretation or construction of this Agreement.  References to “Section” (unless otherwise indicated) are to the appropriate sections of this Agreement.  Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders.  Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed which has the effect of supplementing or superseding the statute or regulation referred to.

17.	Notices.

Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be personally delivered or sent by facsimile transmission or other means of electronic transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

(i)	if to the Company to:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C.  V7B 1C3

Attn:                      Chief Financial Officer

Fax:           (604) 247-4145

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, B.C.  V7X 1L3

Attn:                      Peter Kalbfleisch

Fax:           (604) 631-3309

and to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980

Attn:                      Jeffrey Bagner
Fax:           (212) 859-4000

(b)	if to the Dealer Managers to:

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, ON  M5X 1H3

Attn:                      Jeff Watchorn
Fax:           (416) 359-5277

and to:

Genuity Capital Markets
40 King Street West, Suite 4900
Toronto, ON  M5H 3Y2

Attn:                      James Merkur, Principal
Fax:           (416) 687-5339

With a copy (which shall not constitute notice) to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, ON  M5B 2M6

Attn:                      Bill Gorman
Fax:           (416) 979-1234

Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission or other means of electronic transmission, as the case may be, or if not a Business Day, on the next Business Day.  Any party may change its address by notice to the other in the manner set out above.

18.	Miscellaneous.

(a)
This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

(b)	The representations, warranties and covenants contained in this Agreement shall survive the issuance of the Subscription Receipts by the Company.

(c)
The Company acknowledges and agrees that the Dealer Managers have certain statutory obligations as registrants under applicable Securities Laws and have fiduciary relationships with their respective clients and consents to the Dealer Managers acting hereunder while continuing to act for their respective clients.  To the extent that the Dealer Managers’ statutory obligations as registrants under applicable Securities Laws or fiduciary relationships with their respective clients conflict with their respective obligations hereunder, the Dealer Managers shall be entitled to fulfill their respective statutory obligations as registrants under applicable Securities Laws and their respective duties to their respective clients.

(d)	Time shall be of the essence in this Agreement.

(e)
This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original.  All such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above.  This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

(f)
If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

(g)
This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(h)
The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English.  Les parties aux présentes reconnaissent qu’à leur demande le présent document ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement sont rédigés en langue anglaise.

[The remainder of this page is intentionally left blank.]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to Goodmans LLP, counsel for the Dealer Managers.

IN WITNESS HEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AGREEMENT.

CATALYST PAPER CORPORATION
By:	“Valerie Seager”
Name: Valerie Seager Title: Vice President and General Counsel

BMO NESBITT BURNS INC.
By:	“Jeff Watchorn”
Name: Jeff Watchorn Title: Managing Director

GENUITY CAPITAL MARKETS
By:	“James Merkur”
Name: James Merkur Title: Principal

Schedule “A”

EXEMPT U.S. INSTITUTIONS

Alabama	Any dealer, bank, savings institution, credit union, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust.
Alaska	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940 or pension or profit-sharing trust.
Arizona
Any dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit sharing trust or other financial institution or institutional buyer.

Arkansas
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Connecticut
Any broker-dealer, bank and trust company, national banking association, savings bank, savings and loan association, credit union, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer (including any qualified institutional buyer).

Delaware
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, accredited investor as defined in Rule 501(a)(1) – (4), (7) - (8) promulgated under the Securities Act of 1933 (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5) – (6)), qualified institutional buyer, corporation, partnership, trust, estate, or other entity (excluding individuals) not formed for the purpose of acquiring the Stock having a net worth of at least $5,000,000 and any wholly-owned subsidiary of such an entity, or other financial institution or institutional buyer.

Florida
Any dealer, bank, trust company, savings institution, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or qualified institutional buyer.

Idaho
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Idaho Uniform Securities Act (2004); a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); a trust company organized under the laws of Idaho; an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Idaho, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Idaho, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Idaho Uniform Securities Act (2004).

Illinois
Any dealer, corporation, bank, savings bank, savings institution, trust company, insurance company, savings and loan association, building and loan association, pension fund or pension trust, employees’ profit-sharing trust, other financial institution or institutional investor, any government or political subdivision or instrumentality thereof, any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities, any trust in respect of which a bank or trust company is trustee or co-trustee, or to any employee benefit plan within the meaning of Title I of ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, savings and loan association, insurance company, or an investment adviser registered under the Investment Advisers Act of 1940 or the Illinois Securities Law, or (ii) the plan has total assets in excess of $5,000,000, any plan established and maintained by, and for the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code, any Massachusetts or similar business trust, any partnership, if such organization, trust or partnership has total assets in excess of $5,000,000, any entity ninety percent of the equity of which is owned by any of the foregoing, or any investment company as defined in the Investment Company Act of 1940, university or other organization whose primary purpose is to invest its own assets or those held in trust by it for others.

Iowa
Any banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Iowa Uniform Securities Act; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $5,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Iowa, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $5,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Iowa, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $5,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $5,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $5,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $5,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $5,000,000 not organized for the specific purpose of evading the Iowa Uniform Securities Act.

Kansas
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Kansas Uniform Securities Act; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Kansas, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Kansas, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Kansas Uniform Securities Act.

Kentucky
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Louisiana
Any dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust or other financial institution.

Maine
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Maine Uniform Securities Act; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Maine, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Maine, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $5,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $5,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Maine Uniform Securities Act.

Maryland
Any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, investment adviser with assets under management of not less than $1,000,000, employee benefit plan with assets of not less than $1,000,000, government agency or instrumentality, institutional accredited investor as defined in SEC Rule 501(a)(1) - (3), (7) or (8), qualified institutional buyer, or any other institutional investor designated by rule or order of the Securities Commissioner of Maryland.

Massachusetts
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, small business investment company licensed under the Small Business Investment Act of 1958, private business development company as defined in the Investment Advisers Act of 1940, business development company as defined in the Investment Company Act of 1940,  any corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership not formed for the specific purpose of acquiring the securities offered, a substantial part of whose business consists of investing, purchasing, selling or trading in securities issued by another person if (a) investment decisions are made by persons who are reasonably believed to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and (b) having total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000, qualified institutional buyer or other financial institution or institutional buyer.

Michigan
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust the assets of which are managed by an institutional manager, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Government National Mortgage Association, the State Treasurer of Michigan or other financial institution.

Minnesota
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, corporation with a class of equity securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, qualified institutional buyer,  accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, or other financial institution or institutional buyer.

Mississippi
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Missouri
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Missouri Securities Act of 2003; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); a trust company organized or chartered under the laws of this State; an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Missouri Securities Act of 2003.

Montana
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Nebraska
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, individual accredited investor, pension or profit-sharing trust, or other financial institution or institutional buyer.

Nevada
Any broker-dealer, depository institution, insurance company or separate account of an insurance company, investment company as defined in the Investment Company Act of 1940, employee pension, profit-sharing or benefit plan if (i) the plan has total assets in excess of $5,000,000 or (ii) investment decisions are made by a named fiduciary as defined in ERISA that is either a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution or an insurance company, or any other institutional buyer.

New Hampshire
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, venture capital company which operates a small business investment company under the Small Business Investment Act of 1958, pension or profit-sharing trust or other financial institution or institutional buyer.

New Jersey
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, qualified institutional buyer, or other financial institution or institutional buyer.

New Mexico
Any broker-dealer, depository institution, insurance company or separate account of an insurance company, investment company as defined in the Investment Company Act of 1940, employee pension, profit-sharing or benefit plan if (i) the plan has total assets in excess of $5,000,000 or (ii) investment decisions are made by a plan fiduciary as defined in ERISA which is either a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution or an insurance company, business development company as defined in the Investment Company Act of 1940, small business investment company licensed under Section 301(c) or (d) of the Small Business Investment Act of 1958, any entity, other than a natural person, which is engaged in the business of and which derives at least eighty percent of its annual gross income from, investing, purchasing, selling or trading in securities of more than one issuer and not of its own issue if the entity had gross assets in excess of $5,000,000 at the end of its latest fiscal year, an entity organized and operated not for profit as described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000, any state, political subdivision of a state, or agency or corporate or other instrumentality of a state or political subdivision thereof, or any other financial or institutional investor designated by rule or order of the Director of the New Mexico Securities Division.

North Carolina
Any dealer, entity having a net worth in excess of $1,000,000, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

North Dakota
Any dealer, broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or similar benefit plan, or other financial institution, or qualified institutional buyer, or any government or political subdivision or instrumentality thereof.

Ohio
Any bank, any trust in respect of which a bank is trustee or co-trustee, corporation, insurance company, pension fund or pension fund trust, employees’ profit sharing fund or trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, or any qualified institutional buyer.

Oklahoma
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Oklahoma Uniform Securities Act of 2004; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); a trust company organized or chartered under the laws of this State; an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Oklahoma Uniform Securities Act of 2004.

Oregon
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, mortgage broker or mortgage banker, pension or profit-sharing trust or other financial institution or institutional buyer.

Pennsylvania
Any broker-dealer, bank, savings bank, savings institution, savings and loan association, thrift institution, trust company or similar organization which is organized or chartered under the laws of a state or of the United States, is authorized to and receives deposits and is supervised and examined by an official or agency of a state or by the United States if its deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by Federal law, any wholly owned subsidiary of one of the foregoing, insurance company, pension or profit-sharing plan or trust (other than a municipal pension plan or system), investment company as defined in the Investment Company Act of 1940, or any entity which controls any of the foregoing, the Federal Government, a state or any agency or political subdivision thereof except public school districts of this State, a corporation or business trust or a wholly owned subsidiary thereof which has been in existence for eighteen months and which has a tangible net worth on a consolidated basis, as reflected on its most recent audited financial statements, of $10,000,000 or more, a small business investment company as defined in the Small Business Investment Act of 1958 which (a) has total capital of at least $1,000,000 or (b) is controlled by one of the foregoing institutions, a seed capital fund as defined and authorized in the Small Business Incubators Act, a business development credit company as authorized in the Business Development Credit Corporation Law, qualified institutional buyer, a person whose security holders consist solely of any of the foregoing, or any other person designated by regulation of the Pennsylvania Securities Commission.

Puerto Rico
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of Puerto Rico, pension or profit-sharing trust or other financial institution or institutional buyer.

Rhode Island
Any broker-dealer, depository institution, insurance company or separate account of an insurance company, investment company as defined in the Investment Company Act of 1940, employee pension, profit-sharing, or benefit plan if (i) the plan has total assets in excess of $5,000,000 or (ii) investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution or an insurance company, or other institutional buyer.

South Carolina
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the South Carolina Uniform Securities Act of 2005; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company that is not an “insured depository institution” as defined in Section 3(c)(2) of the Federal Deposit Insurance Act); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in South Carolina, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in South Carolina, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the South Carolina Uniform Securities Act of 2005.

South Dakota
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the South Dakota Uniform Securities Act of 2002; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the South Dakota Uniform Securities Act of 2002.

Tennessee
Any broker-dealer, bank (other than a bank is acting as a broker-dealer as such term is defined in Tennessee Securities Act of 1980), trust company, insurance company, investment company registered under the Investment Company Act of l940, a holding company which controls any of the foregoing, a trust or fund over which any of the foregoing has or shares investment discretion, a pension or profit sharing plan, an institutional buyer as defined by rule by the Commissioner of Commerce and Insurance, or any other person (other than a broker-dealer) engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000.

Texas
Any registered dealer actually engaged in buying and selling securities as a business, bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, federally chartered credit union, savings and loan association, federal savings bank, credit union chartered under the laws of any state, investment company as defined in the Investment Company Act of 1940, small business investment company as defined in the Small Business Investment Act of 1958, qualified institutional buyer, accredited investor as defined in Rule 501(a)(1) – (4) and (7) – (8) (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5)-(6)) promulgated under the Securities Act of 1933, any corporation, partnership, trust, estate or other entity (other than an individual) not formed for the purpose of acquiring the Stock having a net worth of not less than $5,000,000 and any wholly-owned subsidiary of such an entity, such securities being purchased by such institution for its own account or as a bona fide trustee of a trust organized and existing other than for the purpose of acquiring the Stock.

Utah
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, qualified institutional buyer, or other financial institution or institutional buyer.

Vermont
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Vermont Uniform Securities Act (2002); a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Vermont, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Vermont, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Vermont Uniform Securities Act (2002).

U.S. Virgin Islands
Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Virgin Islands Uniform Securities Act; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in the Virgin Islands, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in the Virgin Islands, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Virgin Islands Uniform Securities Act.

Virginia	Any broker-dealer, corporation, investment company as defined in the Investment Company Act of 1940 or pension or profit-sharing trust.
Washington
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, or any wholly owned subsidiary of one of the foregoing, pension or profit-sharing trust (other than a self-directed pension plan), corporation, business trust or partnership, or any wholly owned subsidiary of such an entity, which has been operating for at least 12 months and which has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity’s most recent audited financial statements (which are dated within the past 16 months), entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code with a total endowment or trust fund of at least $5,000,000 according to its most recent audited financial statements (which are dated within the past 16 months), or other financial institution or institutional buyer.

West Virginia
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Wisconsin
Any broker-dealer, bank, savings institution, savings bank, credit union, trust company, investment adviser or savings and loan association, if the purchaser or prospective purchaser is acting for itself or as trustee with investment control, pension or profit-sharing trust administered by a broker-dealer or one of the foregoing with investment control, investment company as defined in the Investment Company Act of 1940, insurer, the State of Wisconsin or any agency or political subdivision thereof, the federal government or any agency or instrumentality thereof, an endowment or trust fund of a charitable organization specified in Section 170(b)(1)(A) of the Internal Revenue Code, issuer which has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 and any wholly owned subsidiary thereof, venture capital company which (a) operates a small business investment company licensed under the Small Business Investment Act of 1958, or (b) is a corporation, partnership, limited liability company or association whose net assets exceed $1,000,000 and whose principal purpose as stated in its organizational instruments is investing in securities or whose primary business is investing in development stage companies or eligible small business companies, qualified institutional buyer, accredited investor as defined in SEC Rule 501(a), or any financial institution or institutional investor designated by the Commissioner of Securities, whether acting for its own account or the account of other institutional buyers, and any entity all of the equity owners of which are one or more of the foregoing, whether acting for its own account or the account of others of the foregoing.

Wyoming
Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust or other financial institution or institutional buyer.

Schedule “B”

INDEMNITY

Catalyst Paper Corporation (the “Company”) agrees to indemnify and save harmless BMO Nesbitt Burns Inc. (“BMONB”) and Genuity Capital Markets (“Genuity”), their affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel (provided that the Company shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties) in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering (as defined in the agreement to which this Schedule “B” is attached) whether performed before or after the Company’s execution of the agreement to which this Schedule “B” is attached and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that the Company shall have no liability to any Indemnified Party for any losses, expenses, claims, actions, damages or liabilities that have been determined by a court of competent jurisdiction to have resulted from the gross negligence, dishonesty, illegal or fraudulent actions or wilful misconduct of any Indemnified Party.

The Company also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on the Company’s behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the gross negligence, dishonesty, illegal or fraudulent actions or wilful misconduct of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was negligent, dishonest, acted illegally, committed any fraudulent act or guilty of wilful misconduct in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall reimburse such funds to the Company and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and throughout the course thereof, will provide copies of all relevant documentation to the Company and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses.  The omission by an Indemnified Party to promptly notify the Company shall not relieve the Company of any liability which the Company may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Company would otherwise have incurred had the Indemnified Party not so delayed in giving, or failed to give, the notice required hereunder.

No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim, or investigation shall be made without the consent of the Indemnified Party affected, unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party, and without the Company’s consent, such consents not to be unreasonably withheld.  Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)
the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party shall have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company,

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account.  The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant.  Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder.

The Company hereby constitutes BMONB and Genuity as trustees for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and BMONB and Genuity agree to accept such trust and to hold and enforce such covenants on behalf of such persons.